                     SURAJ VENTURES, INC.

                                 Rehma House, 1032 Katkarwadi,
                                Yari Road, Versove, Andheri (W)
                    Mumbai, India 4000061

        Telephone: 91 22 26398512

                        January 30, 2008
By EDGAR filing only

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:  Suraj Ventures, Inc. (the “Company”)
             Registration Statement on Form SB-2
                    Filed October 18, 2007
      File No. 333-146791

We acknowledge receipt of your comment letter of November 5, 2007 respecting our Registration Statement on Form SB-2 identified in the caption above.

We have forwarded, electronically, one clean copy and one ‘red-line’ copy of Amendment #1 to our SB-2, for ease of reference to the changes made to the document. Unless we hear from you to the contrary, we will assume that our electronic filing is sufficient for your purposes. If you also wish us to forward paper copies of this letter and enclosures please so advise us.

Our responses below are in answer (and have the corresponding number) to the comments in your letter of November 5, 2007. Please note that all page references below refer to the enclosed copy of Amendment #1 to our SB-2:

General

1. In this comment you offered a number of observations about the disclosure of details about the Company’s affairs. All of the details about the company’s affairs detailed in your comment are accurate. That is why that disclosure has been made.

I am not associated with either of Siga Resources, Inc. (“Siga”) or Laural Resources, Inc. (“Laural”). I am advised by Jos D’Souza, my fellow director, that she is not associated with either of Siga or Laural Resources either. Neither she nor I had heard of either of Siga or Laural until your mention of them in your comment letter. Accordingly we are unable to do more than speculate about the reasons for the similarities you refer to. We note that each of the Company, Laural and Siga are involved in the early stages of mineral exploration.

I did a quick search of recent filings of SB-2’s on the EDGAR web site and noted numerous other companies involved in early stage mineral exploration. Each of those company’s SB-2 disclosed facts about them that bare considerable similarity to disclosure in our SB-2. Almost by definition, the nature of the business activity, corporate expenses, risk factors, exploration activity etc. for any given mineral early stage exploration company will be similar to any other early stage mineral exploration company. Our interest in mineral exploration, specifically gold, is based on the tremendous worldwide interest in commodities, especially gold. We see this opportunity as very attractive. Again we can only speculate about the reasons for interest by the other companies you have mentioned and see no value in doing so.

Since Suraj, Siga and Laural are represented by the same lawyer and given the predilection of lawyers for the use of precedents to the greatest degree possible we are not surprised so see similar language in all three SB-2’s you refer to. However, as noted above, when we looked at a number of other SB-2’s submitted by other filers represented by other lawyers, there were many similarities because the facts concerning the affairs of every early stage mineral exploration will, by definition, share many characteristics (single property mineral property, gold &/or silver the principal target, no revenues to date, two officer/directors working part time for the company, etc. etc.).

You asked us, based on an examination of pubic filings by Laural and Siga, to describe “….what percentage of prior offerings by each company has been spent on mineral exploration.” For the purpose of this calculation we have assumed you wished us to confine this calculation to money already spent (i.e. excluding any amounts budgeted for planned exploration) on exploration.

The percentages follow:

Suraj - 12.3%
Laural - 16.8%
Siga - 19.4%

You asked us to describe how each of Siga, Laural and Suraj’s promoters’ identified and caused their respective companies to acquire their respective mineral properties.

According to Siga’s SB-2, they acquired a mineral property in Fiji from a prospecting firm by the name of ‘The Valolo Group, LLC’. No other details were offered in their SB-2.

According to Laural’s SB-2, they also acquired a mineral property in Fiji. The vendor was “…Siti Ventures Inc., an independent prospecting company…”. No other details were offered in their SB-2.

Suraj acquired the Arjun Gold Claim, located in the state of Kerala in the Republic of India from, Shakulantla Investments Inc., an unaffiliated, independent mineral exploration company operating in Kerala. Our geologist, Rakesh Parmar put me in touch with this company. After reviewing a number of properties of apparent merit I, with the assistance of Mr. Parmar and my fellow director, decided to acquire the Arjun Claim from Shakulantla Investments Inc.

Cover Page

2.
As you requested, on the cover page we have included (i) the price for the common stock to be sold by our selling shareholders, (ii) a statement that the shares will be sold by the selling shareholders at that price until they are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We have deleted any language to the contrary.

Risk Factors

General, page 5

3. We have added the risk factor you have requested. See page 9.

Management

Background of officers and directors, page 24 (now page 25)

4. We have corrected the typographical error respecting references to Ms. D’souza, i.e where we inadvertently referred to her as ‘Mr.’ D’souza.

Exhibits

Opinion of Counsel

5. We can confirm that the statement by Mr. Eng regarding the scope of his representation is accurate.

Other - Addition of quarterly financial statements made up to November 30, 2007

6. In the attached Amendment #1 to our SB-2 we have incorporated our un-audited quarterly financial statements made up to November 30, 2007. We have updated financial disclosure throughout our registration statement to reflect the information contained in our November 30, 2007 statements.

We appreciate your comments and questions concerning disclosure in our SB-2 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Suraj Ventures, Inc.

SURJIT SINGH GILL

Per: Surjit Singh Gill
President